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                               May 18, 2021

       Asar Mashkoor
       Chief Executive Officer
       Frontier Investment Corp
       3411 Silverside Road
       Tatnall Building #104
       Wilmington, DE 19810

                                                        Re: Frontier Investment
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 21,
2021
                                                            CIK 0001855693

       Dear Mr. Mashkoor:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Our Track Record of Successful Investments, page 5

   1. Please balance this disclosure with a summary of the content of the first Risk Factor on page 58. In regard to
that Risk Factor, remove the inference in the first sentence that you are not responsible for
the information provided about past performance, including
                                                        information presented
in this section.
       If the public warrants and private placement warrants are not classified as equity, page 47

   2. Please revise this risk factor to be consistent with your current accounting classification of the warrants as a
liability.
 Asar Mashkoor
FirstName  LastNameAsar
Frontier Investment Corp Mashkoor
Comapany
May         NameFrontier Investment Corp
     18, 2021
May 18,
Page 2 2021 Page 2
FirstName LastName
Exhibits, page 169

3.       Please file a consent for each director nominee.
Signatures, page 170

4. Please have your registration statement signed by the controller or principal accounting officer as required by Form S-1, Instruction 1 to Signatures. Likewise, include the signature of the company's authorized representative in the United States.
       You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Justin Dobbie at 202-551-3469 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance